UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in compliance with and for the purposes of CVM Resolution No. 44/2021 (“Resolution 44”), in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, and January 31st, 2022, hereby informs its shareholders and market in general that the administrative court of the Administrative Council for Economic Defense (“CADE”), at a meeting held on this date, approved, subject to the implementation of the Concentration Control Agreement (“ACC” and “CADE’s Approval”, respectively), the merger act No. 08700.000726/2021-08 submitted for its assessment due to the conclusion of the Contract of Purchase and Sale of Shares and Other Covenants (“Contract”), signed on January 28th, 2021 by Oi Móvel S.A. – in Judicial Recovery, as seller, and on the other hand the Company, Tim S.A. and Claro S.A., as buyers, having Oi S.A. – in Judicial Recovery and Telemar Norte Leste S.A. – in Judicial Recovery as consensual interveners and sponsors of the seller’s obligations (“Transaction”).

The Company will maintain its shareholders and the market informed about the progress of the Transaction.

São Paulo, February 09, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 9, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director